SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ nº 76.483.817/0001-20

OPEN COMPANY

CVM Registration No. 1431-1

MINUTES OF THE 533RD MEETING OF COPEL'S SUPERVISORY BOARD, HELD ON MAY 8, 2025. ------------------------------------------------------------------------------------------------------

On May 8, two thousand and twenty-five, after attending the 262nd Ordinary Meeting of the Board of Directors, the members of Companhia Paranaense de Energia - Copel’s Supervisory Board registered this meeting, which was duly convened to consider and deliberate on the following matter: Opinion of the Supervisory Board on the Interim Financial Statements for the 1st quarter of 2025 - Following on from the preliminary analysis carried out under items 2 and 3 of the agenda for the 532nd Meeting of the Supervisory Board, held on May 06, 2025, and after analyzing the final version of the Interim Financial Statements for the quarter ended March 31, 2025, with no reservations regarding their content and in line with the favorable opinion of: a) the Executive Board, at its 2638th Meeting, held on April 30, 2025; b) of the Statutory Audit Committee, at its 315th Meeting, held on May 08, 2025; c) of the Board of Directors, at its 262nd Ordinary Meeting, held on May 08, 2025; and d) of the Independent Auditor, PricewaterhouseCoopers Auditores Independentes Ltda., which issued an unqualified report on the individual and consolidated interim financial statements as of March 31, 2025, the members of the Supervisory Board issued the following opinion, which is intended for the Company's shareholders: OPINION OF THE SUPERVISORY BOARD ON THE INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF THE FINANCIAL YEAR 2025 - The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, have reviewed the Interim Financial Statements for the 1st quarter of 2025 approved by the Company's Board of Directors at a meeting held on this date. The drafts were received and analyzed individually by the directors prior to the meeting and previously discussed with management and the independent auditors. Based on the work carried out over the course of the quarter, the analyses made, the follow-up discussions on internal controls and the clarifications provided by management and the independent auditor, as well as considering the review report on the individual and consolidated interim financial statements as at March 31, 2025 issued by the independent auditor PricewaterhouseCoopers Auditores Independentes Ltda, issued without reservations, the Supervisory Board members note that they were not aware of any facts or evidence that are not reflected in the Interim Financial Statements for the quarter ended March 31, 2025 and opine that these statements may be disclosed. Curitiba, May 08, 2025. (a) DEMETRIUS NICHELE MACEI (Chairman), FILIPE BORDALO DI LUCCIO and SÉRGIO HENRIQUE DA FONSECA. There being no further business, the Chairman ended the meeting. ----------------

DEMETRIUS NICHELE MACEI

(Chairman)

FILIPE BORDALO DI LUCCIO	SÉRGIO HENRIQUE DA FONSECA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 21, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.